UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64567/May 31, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14363

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In the Matter of

ADVANCED REFRACTIVE TECHNOLOGIES, INC.,	:	
BLUEBOOK INTERNATIONAL HOLDING CO. (THE),	:	ORDER MAKING
CBCOM, INC.,	:	FINDINGS AND
GENER8XION ENTERTAINMENT, INC.,	:	REVOKING
GROUP LONG DISTANCE INC.,	:	REGISTRATIONS
HIENERGY TECHNOLOGIES, INC.,	:	BY DEFAULT AS
HOLTER TECHNOLOGIES HOLDING, A.G.	:	TO SIX
(N/K/A INTERNATIONAL CONSORTIUM CORP.), and	:	RESPONDENTS
INCHORUS COM (A/K/A INCHORUS.COM, INC.,	:	
N/K/A WORLDSOURCE, INC.)	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on May 3, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP, in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by May 6, 2011. Respondents' Answers were due ten days from the date of service. See OIP at 4; 17 C.F.R. § 201.220(b). To date, no Respondent has filed an Answer, and the time for filing has expired. Accordingly, Advanced Refractive Technologies, Inc. (Advanced Refractive), CBCom, Inc. (CBCom), Group Long Distance Inc. (Group Long Distance), HiEnergy Technologies, Inc. (HiEnergy Technologies), Holter Technologies Holding, A.G. (n/k/a International Consortium Corp.) (Holter Technologies), and Inchorus Com (a/k/a Inchorus.Com, Inc., n/k/a WorldSource, Inc.) (Inchorus) (collectively, Respondents) are in default for failing to file Answers to the OIP or to otherwise defend the proceeding.[1] See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true. Official notice has been taken of the Commission's public official records concerning Respondents. See 17 C.F.R. § 201.323.

Advanced Refractive (CIK No. 1082249) is a a void Delaware corporation located in San Clemente, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Advanced Refractive is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period

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[1] The proceeding has ended as to Bluebook International Holding Co. (The) and Gener8xion Entertainment, Inc. See Advanced Refractive Technologies, Inc., Exchange Act Release Nos. 64531 (May 23, 2011) and 64517 (May 19, 2011), respectively.

ended September 30, 2006, which reported a net loss of $5,713,620 for the prior nine months. As of April 26, 2011, its common stock was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

CBCom (CIK No. 1129248) is a void Delaware corporation located in Encino, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CBCom is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $904,446 for the prior nine months. As of April 26, 2011, its common stock was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Group Long Distance (CIK No. 1004570) is a dissolved Florida corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Group Long Distance is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 2001, which reported a net loss of $1,079,370 for the prior three months. As of April 26, 2011, its common stock was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

HiEnergy Technologies (CIK No. 1112424) is a delinquent Delaware corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).   HiEnergy Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended October 31, 2006, which reported a net loss of $3,982,329 for the prior six months. On May 14, 2007, HiEnergy Technologies filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Central District of California, which was still pending as of April 26, 2011. As of April 26, 2011, its common stock was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Holter Technologies (CIK No. 1095232) is a revoked Nevada corporation located in Calabasas, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Holter Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000. As of April 26, 2011, its common stock was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Inchorus (CIK No. 1094641) is a defaulted Nevada corporation located in Burbank, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Inchorus is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2000, which reported a net loss of $3,758,100 for the prior nine months. As of April 26, 2011, its common stock was traded on the over-the-counter markets.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Advanced Refractive Technologies, Inc., CBCom, Inc., Group Long Distance Inc., HiEnergy Technologies, Inc., Holder Technologies Holding, A.G. (n/k/a International Consortium Corp.), and Inchorus Com (a/k/a Inchorus.Com, Inc., n/k/a WorldSource, Inc.) are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge